Exhibit 99.2

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025

WOORI FINANCIAL GROUP INC.

Page(s)
Independent Auditors’ Review Report	1-2

Separate Interim Financial Statements

Separate Interim Statements of Financial Position	4

Separate Interim Statements of Comprehensive Income	5

Separate Interim Statements of Changes in Equity	6

Separate Interim Statements of Cash Flows	7

Notes to the Separate Interim Financial Statements	8-37

Independent Auditor’s Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of Woori Financial Group Inc. (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2026, the condensed separate interim statement of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2026, and 2025 and notes, comprising of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Review Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed separate interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2025, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and their report thereon, dated March 4, 2026, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2025, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 15, 2026

This report is effective as of May 15, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2026 AND 2025

The accompanying separate interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2026 (UNAUDITED) AND DECEMBER 31, 2025

	March 31, 2026	December 31, 2025
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 26)	1,485,933	489,321
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 6 and 8)	551,861	558,162
Loans and other financial assets at amortized cost (Notes 4, 7, 8 and 26)	867,389	707,142
Investments in subsidiaries (Notes 9 and 26)	25,599,124	25,597,495
Premises and equipment	3,861	4,763
Intangible assets	3,086	2,961
Net defined benefit asset (Note 13)	440	2,108
Current tax assets	34,247	26,295
Deferred tax assets	6,743	5,810
Other assets (Note 10)	430	315

Total assets	28,553,114	27,394,372

LIABILITIES
Debentures (Notes 4, 8 and 11)	2,717,637	2,667,525
Provisions (Note 12)	1,559	1,897
Current tax liabilities	708,717	673,217
Other financial liabilities (Notes 4, 8, 14 and 26)	681,374	95,822
Other liabilities (Note 14)	3,563	5,967

Total liabilities	4,112,850	3,444,428

EQUITY (Note 15)
Capital stock	3,802,676	3,802,676
Hybrid securities	3,710,228	3,710,228
Capital surplus	8,120,236	8,120,236
Other equity	(103,329)	2,607
Retained earnings	8,910,453	8,314,197

Total equity	24,440,264	23,949,944

Total liabilities and equity	28,553,114	27,394,372

The accompanying notes are part of these condensed separate interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month periods ended March 31
	2026	2025
	(Korean Won in millions)
Interest income	2,990	8,610
Interest expense	(18,881)	(16,813)

Net interest income (Notes 17 and 26)	(15,891)	(8,203)
Fees and commissions income	443	459
Fees and commissions expense	(7,460)	(5,240)

Net fees and commissions loss (Notes 18 and 26)	(7,017)	(4,781)
Dividend income (Notes 19 and 26)	1,243,373	1,429,225
Provision of impairment losses due to credit loss (Notes 20 and 26)	(655)	(404)
General and administrative expenses (Notes 21 and 26)	(23,859)	(18,421)

Operating income	1,195,951	1,397,416
Non-operating income(expense) (Note 22)	—	(6)
Net income before income tax expense	1,195,951	1,397,410
Income tax expense (Note 23)	(1,008)	(1,345)
Net income	1,194,943	1,396,065

Net gain (loss) on valuation of equity securities at FVTOCI (Note 15)	(4,569)	2,686
Remeasurement loss related to defined benefit plan (Notes 13 and 15)	(549)	(960)

Items that will not be reclassified to profit or loss:	(5,118)	1,726

Other comprehensive Income(loss), net of tax	(5,118)	1,726
Total comprehensive income	1,189,825	1,397,791

Earnings per share (Notes 15 and 24)
Basic and diluted earnings per share (Unit: In Korean Won)	1,577	1,828

The accompanying notes are part of these condensed separate interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025 (UNAUDITED)

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 01, 2025	3,802,676	11,120,236	3,810,225	(1,189)	5,420,783	24,152,731
Total comprehensive income
Net income	—	—	—	—	1,396,065	1,396,065
Net gain on valuation of equity securities at FVTOCI	—	—	—	2,686	—	2,686
Remeasurement loss related to defined benefit plan	—	—	—	(960)	—	(960)
Transactions with owners
Dividends to common stocks	—	—	—	—	(490,075)	(490,075)
Dividends to hybrid securities	—	—	—	—	(39,506)	(39,506)
Redemption of hybrid securities	—	—	(399,092)	(908)	—	(400,000)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,456	(2,456)	—
Acquisition of treasury stocks	—	—	—	(25,641)	—	(25,641)
Transfer to retained earnings	—	(3,000,000)	—	—	3,000,000	—

March 31, 2025 (Unaudited)	3,802,676	8,120,236	3,411,133	(23,556)	9,284,811	24,595,300

January 01, 2026	3,802,676	8,120,236	3,710,228	2,607	8,314,197	23,949,944
Total comprehensive income
Net income	—	—	—	—	1,194,943	1,194,943
Net loss on valuation of equity securities at FVTOCI	—	—	—	(4,569)	—	(4,569)
Remeasurement loss related to defined benefit plan	—	—	—	(549)	—	(549)
Transactions with owners
Dividends to common stocks	—	—	—	—	(557,431)	(557,431)
Dividends to hybrid securities	—	—	—	—	(39,034)	(39,034)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,222	(2,222)	—
Acquisition of treasury stocks	—	—	—	(103,040)	—	(103,040)

March 31, 2026 (Unaudited)	3,802,676	8,120,236	3,710,228	(103,329)	8,910,453	24,440,264

The accompanying notes are part of these condensed separate interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month periods ended March 31
	2026	2025
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,194,943	1,396,065
Adjustments to net income:
Income tax expense	1,008	1,345
Interest income	(2,990)	(8,610)
Interest expense	18,881	16,813
Dividend income	(1,243,373)	(1,429,225)

	(1,226,474)	(1,419,677)

Adjustments for profit/loss items not involving cash flows:
Provision of impairment losses due to credit loss	655	404
Retirement benefit	1,963	2,022
Depreciation and amortization	1,087	1,465
Gain on disposal of premises and equipment, intangible assets and other assets	—	(4)

	3,705	3,887

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(27,750)	(6,728)
Other assets	(114)	(62)
Net defined benefit liability	(1,053)	(1,125)
Other financial liabilities	21,942	(1,191)
Other liabilities	(2,405)	1,751

	(9,380)	(7,355)

Interest income received	2,244	9,090
Interest expense paid	(18,474)	(14,965)
Dividends received	1,243,427	1,429,283
Income tax paid	(1,004)	(983)

Net cash provided by operating activities	1,188,987	1,395,345

Cash flows from investing activities:
Net Increase on other investment assets	(96,960)	(409,326)
Acquisition of investments in subsidiaries	(1,629)	—
Acquisition of premises and equipment	(303)	(42)
Acquisition of intangible assets	(295)	(311)

	(99,187)	(409,679)

Cash flows from financing activities:
Issuance of debentures	129,713	399,248
Redemption of debentures	(80,000)	—
Redemption of hybrid securities	—	(400,000)
Acquisition of treasury stocks	(103,040)	(20,673)
Redemption of lease liabilities	(827)	(789)
Dividends paid to hybrid securities	(39,034)	(39,506)

	(93,188)	(61,720)

Net increase in cash and cash equivalents	996,612	923,946
Cash and cash equivalents, beginning of the period	489,321	1,185,912

Cash and cash equivalents, end of the period (Note 5)	1,485,933	2,109,858

The accompanying notes are part of these condensed separate interim financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

1.	GENERAL

(1)	Summary of the parent company

Woori Financial Group, Inc. (hereinafter referred to the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,802,676 million Won. The Company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer from the Company and subsidiaries as of incorporation are as follows (Unit: Number of shares):

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Company paid 598,391 million Won in cash and 42,103,377 new shares of the Company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the Company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Company acquired 67.2% interests (excluding treasury stock, 51.0% when including treasury stock) in Woori Asset Trust Co. (formerly Kukje Asset Trust Co.) In addition, as of March 31, 2023, the Company acquired an additional 28.1% interests in Woori Asset Trust Co. (excluding treasury stock, 21.3% when including treasury stock).

As of December 10, 2020, the Company acquired 76.8% interests (excluding treasury stock, 74.0% when including treasury stock) in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.). In addition, as of April 15, 2021, the Company acquired an additional 13.3% interests in Woori Financial Capital Co., Ltd. (excluding treasury stock, 12.9% in the case of including treasury stock), and as of May 24, 2021, the Company additionally acquired treasury stock(3.6%) which Woori Financial Capital possessed.

As of March 12, 2021, the Company paid 113,238 million Won in cash to acquire 100% interests on Woori Savings Bank from Woori Financial Capital Co., Ltd., our subsidiary.

As of August 10, 2021, the Company paid 5,792,866 new shares of the Company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies, was established (100% stock, 200 billion Won in stock payments) and incorporated as a subsidiary.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

As of March 23, 2023, the Company acquired 53.9% interests in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.) (excluding treasury stock, 52.0% in the case of including treasury stock). In addition, as of May 30, 2023, the Company additionally acquired treasury stock held by Woori Venture Partners Co., Ltd. (3.5%).

As of August 8, 2023, the Company paid 22,541,465 new shares of the Company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Company paid 9,933,246 new shares of the Company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

As of January 29, 2024, the Company owned interest (77.5%) of Woori Asset Management Corp, as a result of merger with Woori Asset Management Corp (surviving company) and Woori Global Asset Management Co., Ltd. (dissolution company), which was liquidated. As of March 29, 2024, the Company acquired residual interest(22.5%) of Woori Asset Management Corp, to make it a wholly owned subsidiary.

On March 25, 2024, the Company participated in the capital increase and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd.. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd.. Afterward, the Company additionally acquired minority interests (0.9%) of Woori Asset Trust Co., Ltd. as of November 19, 2024.

On August 1, 2024, The Company owned 97.1% interest in merged securities firm as a result of merger between Korea Foss Securities (the surviving company) and Woori Investment Bank Co., Ltd. (dissolution company), and acquired an additional 2.3% out of the remaining interest. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

On July 1, 2025, the Company acquired 77.9% of the shares (excluding treasury shares, 75.3% including treasury shares) of Tongyang Life Insurance Co., Ltd. and 100% of the shares of ABL Life Insurance Co., Ltd. and included them as subsidiaries.

On July 31, 2025, the Company acquired the residual interest (0.4%) of Woori Asset Trust Co., Ltd., to make it a wholly owned subsidiary.

On November 28, 2025, the Company acquired minority interests (0.2%) of Woori Investment Securities Co., Ltd. As of December 19, 2025, the Company additionally acquired treasury stock (0.1%) and minority interests (0.2%) which Woori Investment Securities Co., Ltd. possessed.

On January 5, 2026 and March 13, 2026, the Company acquired the residual interest (0.1%) of Woori Investment Securities Co., Ltd., to make it a wholly owned subsidiary.

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

The Company’s financial statements are condensed interim financial statements prepared in accordance with Korean IFRS 1034, Interim Financial Reporting for some of periods in which the annual separate financial statements belong. They are also separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. It is necessary to use the Company’s annual separate financial statements for the year ended December 31, 2025 for understanding of the accompanying condensed interim financial statements. The accompanying condensed interim financial statements contain less information compared to the information required in the annual financial statements. Selective footnotes include explanations of transactions or events that are significant for understanding the changes in the financial position and performance of the Company since the end of the previous annual reporting period.

(1)	From the accounting period beginning on January 1, 2026, the Company has newly applied the following standards and interpretations.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

1)	Amendments to K-IFRS 1109 ‘Financial Instruments’, K-IFRS 1107 ‘Financial Instruments: Disclosures’

K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1107 ‘Financial Instruments: Disclosures’ have been amended to respond to recent questions arising in practice, and to include new requirements. The principal amendments are as follows, and the amendments do not have a significant impact on the financial statements.

-	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

-	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

-

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

-	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI)

2)	Annual Improvements to K-IFRS

Annual Improvements to K-IFRS should be applied for annual periods beginning on or after January 1, 2026. The amendments do not have a significant impact on the financial statements.

-	K-IFRS 1101 ‘First-time Adoption of International Financial Reporting Standards’: Hedge accounting by a first-time adopter

-	K-IFRS 1107 ‘Financial Instruments: Disclosures’: Gain or loss on derecognition, and implementation guidance

-	K-IFRS 1109 ‘Financial Instruments’: Derecognition of lease liabilities and definition of transaction price

-	K-IFRS 1110 ‘Consolidated Financial Statements’: Determination of a ‘de facto agent’

-	K-IFRS 1007 ‘Statement of Cash Flows’: Cost method

3)	Amendments to K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1107 ‘Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity’

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. The amendments do not have a significant impact on the financial statements.

(2)	The details of K-IFRSs that have been issued and published since January 1, 2026 but have not yet reached the effective date are as follows:

1)	Enactment of K-IFRS No. 1118, Presentation and Disclosure in Financial Statements

K-IFRS No. 1118, ‘Presentation and Disclosure in Financial Statements,’ replaces K-IFRS No. 1001, ‘Presentation of Financial Statements’. The new standard introduces revised presentation requirements that are expected to enhance the comparability of financial performance among similar entities, particularly with respect to the definition of operating profit or loss.

If the Company prepares its financial statements in accordance with K-IFRS No. 1118, certain significant differences from the current financial statements are expected to arise. The key accounting policies that are expected to result in such differences are described below. These matters do not represent all differences that may arise in the future and are subject to change based on further analysis.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

-	Changes in the Presentation of Statement of Profit or Loss

K-IFRS No. 1118 requires all income and expenses included in the statement of profit or loss to be classified into one of five categories: operating, investing, financing, income tax, and discontinued operations. Under this standard, all income and expenses that are not classified as investing, financing, income tax, or discontinued operations are classified as operating, and operating profit or loss is defined as a residual measure of profit or loss.

To classify income and expenses into categories, the Company is required to assess its main business activities. If the Company’s main business activities include investing in certain types of assets or providing financing to customers, income and expenses that would otherwise have been classified as investing or financing activities are classified as operating activities when such activities constitute the Company’s main business activities.

As a result, operating profit or loss under K-IFRS No. 1118 differs significantly from operating profit or loss under the current K-IFRS No. 1001, which is defined as operating revenue less operating expenses. K-IFRS No. 1118 requires operating profit or loss calculated in accordance with K-IFRS No. 1001 to be disclosed in the Notes, along with a reconciliation between operating profit or loss under K-IFRS No. 1118 and that under K-IFRS No. 1001.

In addition, K-IFRS No. 1118 requires the presentation in the statement of profit or loss of:

“Operating profit or loss,” comprising all income and expenses classified within the operating category;

“Profit or loss before financing and income tax,” comprising operating profit or loss and all income and expenses classified within the investing category; and

“Profit or loss for the period.”

However, when the Company’s main business activity is providing financing to customers, the presentation of “profit or loss before financing and income tax” may not be applicable, depending on the accounting policy elected.

-	Introduction of Disclosures of Management-Defined Performance Measures

K-IFRS No. 1118 introduces new disclosure requirements for management-defined performance measures. These measures are defined as subtotals of income and expenses that are not listed in paragraph 118 of K-IFRS No. 1118 and are not explicitly required to be presented or disclosed by IFRS Accounting Standards. Management-defined performance measures are used by entities in public communications separately from the financial statements to communicate management’s view of the entity’s financial performance to users of the financial statements.

When management-defined performance measures are presented, the entity is required to disclose the reasons for using such measures, the basis of their calculation, a reconciliation to the most directly comparable subtotal specified in K-IFRS No. 1118, and the income tax effects of each reconciling item.

-	Changes in the Classification of Cash Flows

As a result of the issuance of K-IFRS No. 1118, certain amendments have been made to K-IFRS No. 1007, Statement of Cash Flows. Under these amendments, the starting point for determining cash flows from operating activities using the indirect method has been changed from profit or loss for the period to operating profit or loss. In addition, the accounting policy option regarding the classification of interest and dividend-related cash flows has been eliminated.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

K-IFRS No. 1118 is effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. In accordance with K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors, the standard is required to be applied retrospectively. Accordingly, comparative information for the financial year ended December 31, 2026 will be restated in accordance with K-IFRS No. 1118. Amendments to K-IFRS No. 1007 and K-IFRS No. 1033 arising from the issuance of K-IFRS No. 1118, as well as the amended K-IFRSs No. 1008 and No. 1107, will be effective at the time K-IFRS No. 1118 is applied.

-	Assessment of Significant Impacts

K-IFRS No. 1118 has not been applied by the Company, as its mandatory effective date has not yet been reached. The Company will present its first interim financial statements in accordance with K-IFRS No. 1118 for the period ending March 31, 2027. Based on information available as of March 31, 2026, the Company is performing a preliminary assessment of the potential impact of the adoption of K-IFRS No. 1118.

(3)

Material accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2025, except for the one described below.

1)	Income tax expense

Income tax expense for the interim period is recognized based on the weighted average annual income tax rate expected for the expected gross annual profit. The estimated average annual tax rate is applied to the pre-tax income.

2)	Application of the revaluation model to land

The Company has changed its accounting policy for the subsequent measurement of land, which is classified as property, plant and equipment, from the historical cost model to the revaluation model, as management believes that the revaluation model provides more reliable and more relevant information regarding the fair value of land. Accordingly, the accounting policy has been changed effective from the current quarter.

In accordance with K-IFRS 1016 ‘Property, Plant and Equipment’, when an entity applies the revaluation model as an accounting policy for an asset for the first time, retrospective application is not required. Therefore, the Company has not restated the comparative financial statements for prior periods. As the Company does not hold any land as of the end of the current period, there is no impact arising from this change in accounting policy.

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The management shall make judgements, estimates and assumptions that affect the application of accounting policies and assets, liabilities, revenues and expenses in preparing condensed interim financial statements. Therefore, the actual results may differ from these estimates.

The important judgements by the management excluding the estimation methods used to determine corporate income tax expense and the application of revaluation model on accounting policies and the main sources of estimation uncertainty for preparing condensed interim financial statements are identical to ones used in the Company’s annual separate financial statements for the year ended December 31, 2025.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Department analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Company.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Company’s management strategy and by determining the Company’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Company Risk Management Council, which is composed of the risk management managers of the subsidiaries, to periodically check and improve the external environment and the Company’s risk burden. The Risk Management Department which is independently structured, controls the risk management matter of the Company and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Company measures expected loss on assets subject to credit risk management and uses it as a management indicator.

2)	Maximum exposure

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		March 31, 2026	December 31, 2025
Loans and other financial assets at amortized cost	Banks	678,642	649,783
	Corporates	188,747	57,359

	Total	867,389	707,142

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
	Korea	Korea
Loans and other financial assets at amortized cost	867,389	707,142

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance, and others in accordance with the Korea Standard Industrial Classification Code as of March 31, 2026 and December 31, 2025 (Unit: Korean Won in millions):

	March 31, 2026
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	866,243	1,146	867,389

	December 31, 2025
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	706,348	794	707,142

3)	Credit risk exposure

The maximum exposure to credit risk by asset quality as of March 31, 2026 and December 31, 2025 is as follows (Unit: Korean Won in millions):

	March 31, 2026
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	868,044	—	—	—	—	868,044	(655)	867,389
Banks	678,642	—	—	—	—	678,642	—	678,642
Corporates	189,402	—	—	—	—	189,402	(655)	188,747
General business	189,402	—	—	—	—	189,402	(655)	188,747

Total	868,044	—	—	—	—	868,044	(655)	867,389

(*1) Credit grade of corporates are AAA ~ BBB.

(*2) Credit grade of corporates are BBB- ~ C.

	December 31, 2025
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	707,142	—	—	—	—	707,142	—	707,142
Banks	649,783	—	—	—	—	649,783	—	649,783
Corporates	57,359	—	—	—	—	57,359	—	57,359
General business	57,359	—	—	—	—	57,359	—	57,359

Total	707,142	—	—	—	—	707,142	—	707,142

(*1) Credit grade of corporates are AAA ~ BBB.

(*2) Credit grade of corporates are BBB- ~ C.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates, and the Company’s main market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates.

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent damages from potential liquidity shortages with effective risk management that could arise from mismatching the maturity of assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

2)	Maturity analysis of non-derivative financial liabilities

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2026
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	178,457	326,023	274,245	261,636	1,752,989	60,379	2,853,729
Lease liabilities	812	801	798	145	242	—	2,798
Other financial liabilities(*)	605,583	52,747	6,626	—	13,663	—	678,619

Total	784,852	379,571	281,669	261,781	1,766,894	60,379	3,535,146

(*) It does not include lease liabilities.

	December 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	98,273	177,479	324,852	273,257	1,883,466	60,703	2,818,030
Lease liabilities	810	793	786	788	338	—	3,515
Other financial liabilities(*)	21,255	52,318	1,760	268	16,722	—	92,323

Total	120,338	230,590	327,398	274,313	1,900,526	60,703	2,913,868

(*)	It does not include lease liabilities.

3)	Maturity analysis of derivative financial liabilities

There are no derivative financial liabilities measured at fair value through profit or loss as of March 31, 2026 and December 31, 2025.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

5.	CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Demand deposits	576,933	24,321
Fixed deposits	909,000	465,000

Total	1,485,933	489,321

6.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	Issuer	March 31, 2026	December 31, 2025
Hybrid securities	Woori Card Co., Ltd.	353,405	359,023
	Woori Financial Capital Co., Ltd.	198,456	199,139

	Total	551,861	558,162

(2)	Details of equity securities designated as financial assets at FVTOCI as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	Issuer	March 31, 2026	December 31, 2025
Investment for political purpose	Woori Card Co., Ltd.	353,405	359,023
	Woori Financial Capital Co., Ltd.	198,456	199,139

	Total	551,861	558,162

7.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Due from banks	96,308	—
Other financial assets	771,081	707,142

Total	867,389	707,142

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Due from banks in local currency:
Due from depository banks	96,960	—
Loss allowance	(652)	—

Total	96,308	—

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(3)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Provision of allowance for credit loss	(652)	—	—	(652)

Ending balance	(652)	—	—	(652)

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(56)	—	—	(56)
Provision of allowance for credit loss	(403)	—	—	(403)

Ending balance	(459)	—	—	(459)

2)	Gross carrying amount

	For the three-month period ended March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Net increase (decrease)	96,960	—	—	96,960

Ending balance	96,960	—	—	96,960

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	100,000	—	—	100,000
Net increase (decrease)	409,327	—	—	409,327

Ending balance	509,327	—	—	509,327

(4)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Receivables	766,222	701,643
Accrued income	2,735	3,387
Lease deposits	2,127	2,112
Loss allowance	(3)	—

Total	771,081	707,142

(5)	Changes in the allowances for credit losses and gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Provision of allowance for credit loss	(3)	—	—	(3)

Ending balance	(3)	—	—	(3)

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Provision of allowance for credit loss	(1)	—	—	(1)

Ending balance	(1)	—	—	(1)

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

2)	Gross carrying amount

	For the three-month period ended March 31, 2026
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	707,142	—	—	707,142
Net increase (decrease)	63,942	—	—	63,942

Ending balance	771,084	—	—	771,084

	For the three-month period ended March 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	104,487	—	—	104,487
Net increase (decrease)	138,167	—	—	138,167

Ending balance	242,654	—	—	242,654

8.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation techniques that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2026
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTOCI
Hybrid securities	—	—	551,861	551,861

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTOCI
Hybrid securities	—	—	558,162	558,162

Financial assets measured at FVTPL and financial assets measured at FVTOCI are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Company determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Hybrid securities	The fair value is measured using the Hull and White model and the Monte Carlo Simulations.	YTM Matrix, Additive spread by grade, Risk spread by entity, Effective Credit rating, Issuing information by item, Interest rate volatility estimate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Hybrid securities	Hull and White, Monte Carlo Simulation	Hybrid securities related	Estimated volatility of interest rate, Discount rate	Estimated volatility of interest rate 0.61% Discount rate 3.32% ~ 7.10%	Variation of fair value increases as estimated volatility of interest rate increases.

The fair value of financial assets classified as level 3 uses external valuation figures.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2026
	Beginning balance	Net Income	Other comprehensive income(*)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTOCI
Hybrid securities	558,162	—	(6,301)	—	—	—	551,861

(*)	Among the amounts recognized in other comprehensive income, the loss related to assets and liabilities that are still held as of March 31, 2026 amounts to 6,301 million Won.

	For the three-month period ended March 31, 2025
	Beginning balance	Net Income	Other comprehensive income e(*)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTOCI
Hybrid securities	553,518	—	3,650	—	—	—	557,168

(*)	Among the amounts recognized in other comprehensive income, the gain related to assets and liabilities that are still held as of March 31, 2025 amounts to 3,650 million Won.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis on financial instruments shows how changes in unobservable inputs affect changes in fair value of the instruments through favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for hybrid securities of which fair value changes are recognized as other comprehensive income among level 3 financial instruments.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility(Unit: Korean Won in millions):

	March 31, 2026
	Net income		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTOCI
Hybrid securities (*)	—	—	12,025	(11,674)

(*)	Fair value changes of hybrid securities are calculated by increasing or decreasing discount rate, which is the major unobservable variable, by 1%, respectively.

	December 31, 2025
	Net income		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTOCI
Hybrid securities (*)	—	—	13,482	(13,065)

(*)	Fair value changes of hybrid securities are calculated by increasing or decreasing discount rate, which is the major unobservable variable, by 1%, respectively.

(5)

Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows, and fair value information for cash and cash equivalents is not included, as their carrying amounts represent a reasonable approximation of fair value (Unit: Korean Won in millions):

	March 31, 2026
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	867,389	867,389	867,389
Financial liabilities:
Debentures	—	2,659,170	—	2,659,170	2,717,637
Other financial liabilities (*1)(*2)	—	—	678,620	678,620	678,620

(*1)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.
(*2)	It does not include lease liabilities.

	December 31, 2025
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	707,142	707,142	707,142
Financial liabilities:
Debentures	—	2,636,297	—	2,636,297	2,667,525
Other financial liabilities (*1)(*2)	—	—	92,323	92,323	92,323

(*1)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.
(*2)	It does not include lease liabilities.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation methods. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques and input variables for the fair value of financial liabilities that are recorded at amortized cost are as follows:

	Valuation methods	Input variables
Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Company.	Risk-free market rate, etc.

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

1)	Financial assets

	March 31, 2026
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Due from banks	—	—	96,308	96,308
Hybrid securities	—	551,861	—	551,861
Other financial assets	—	—	771,081	771,081

Total	—	551,861	867,389	1,419,250

	December 31, 2025
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Due from banks	—	—	—	—
Hybrid securities	—	558,162	—	558,162
Other financial assets	—	—	707,142	707,142

Total	—	558,162	707,142	1,265,304

2)	Financial liabilities

	March 31, 2026		December 31, 2025
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost
Debentures	—	2,717,637	—	2,667,525
Other financial liabilities (*)	—	678,620	—	92,323

Total	—	3,396,257	—	2,759,848

(*)	It does not include lease liabilities.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

9.	INVESTMENTS IN SUBSIDIARIES

(1)	Details of Investments in subsidiaries are as follows (Unit: Korean Won in millions and number of shares):

Subsidiaries (*1)	Location	Capital stock	Main business
Woori Bank	Korea	3,581,400	Bank
Tongyang Life Insurance Co., Ltd.	Korea	806,800	Insurance
Woori Card Co., Ltd.	Korea	896,300	Finance
Woori Financial Capital Co., Ltd.	Korea	373,800	Finance
Woori Investment Securities Co., Ltd.	Korea	242,900	Investment Brokerage
ABL Life Insurance Co., Ltd.	Korea	15,500	Insurance
Woori Asset Trust Co., Ltd.	Korea	16,900	Real estate trust
Woori Savings Bank	Korea	187,400	Mutual saving bank
Woori Asset Management Corp	Korea	24,000	Finance
Woori Venture Partners Co., Ltd.	Korea	50,000	Other financial services
Woori Private Equity Asset Management Co., Ltd.	Korea	80,000	Finance
Woori F&I Co., Ltd.	Korea	31,500	Finance
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information
Woori Fund Service Co., Ltd.	Korea	10,000	Financial support service business
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business

	March 31, 2026			December 31, 2025
Subsidiaries (*1)	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use
Woori Bank	716,000,000	100.0	March 31, 2026	716,000,000	100.0	December 31, 2025
Tongyang Life Insurance Co., Ltd.	121,565,627	77.9	March 31, 2026	121,565,627	77.9	December 31, 2025
Woori Card Co., Ltd.	179,266,200	100.0	March 31, 2026	179,266,200	100.0	December 31, 2025
Woori Financial Capital Co., Ltd.	74,757,594	100.0	March 31, 2026	74,757,594	100.0	December 31, 2025
Woori Investment Securities Co., Ltd.	485,889,783	100.0	March 31, 2026	485,329,227	99.9	December 31, 2025
ABL Life Insurance Co., Ltd.	3,106,736	100.0	March 31, 2026	3,106,736	100.0	December 31, 2025
Woori Asset Trust Co., Ltd.	3,382,645	100.0	March 31, 2026	3,382,645	100.0	December 31, 2025
Woori Savings Bank	37,476,895	100.0	March 31, 2026	37,476,895	100.0	December 31, 2025
Woori Asset Management Corp	4,797,154	100.0	March 31, 2026	4,797,154	100.0	December 31, 2025
Woori Venture Partners Co., Ltd.	100,000,000	100.0	March 31, 2026	100,000,000	100.0	December 31, 2025
Woori Private Equity Asset Management Co., Ltd.	16,000,000	100.0	March 31, 2026	16,000,000	100.0	December 31, 2025
Woori F&I Co., Ltd.	6,298,895	100.0	March 31, 2026	6,298,895	100.0	December 31, 2025
Woori Credit Information Co., Ltd.	1,008,000	100.0	March 31, 2026	1,008,000	100.0	December 31, 2025
Woori Fund Service Co., Ltd.	2,000,000	100.0	March 31, 2026	2,000,000	100.0	December 31, 2025
Woori FIS Co., Ltd.	4,900,000	100.0	March 31, 2026	4,900,000	100.0	December 31, 2025
Woori Finance Research Institute Co., Ltd.	600,000	100.0	March 31, 2026	600,000	100.0	December 31, 2025

(*1)	Only subsidiaries invested directly by the Company are included.
(*2)	The percentage is based on the effective shareholding rate relative to the number of stocks outstanding.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2026
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Tongyang Life Insurance Co., Ltd.	1,283,935	—	—	1,283,935
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Securities Co., Ltd. (*)	1,269,797	1,629	—	1,271,426
ABL Life Insurance Co., Ltd.	269,002	—	—	269,002
Woori Asset Trust Co., Ltd.	453,902	—	—	453,902
Woori Savings Bank	313,238	—	—	313,238
Woori Asset Management Corp	196,825	—	—	196,825
Woori Venture Partners Co., Ltd.	336,439	—	—	336,439
Woori Private Equity Asset Management Co., Ltd.	57,797	—	—	57,797
Woori F&I Co., Ltd.	320,000	—	—	320,000
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	25,597,495	1,629	—	25,599,124

	For the three-month period ended March 31, 2025
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Securities Co., Ltd.	1,263,436	—	—	1,263,436
Woori Asset Trust Co., Ltd.	621,722	—	—	621,722
Woori Savings Bank	313,238	—	—	313,238
Woori F&I Co., Ltd.	320,000	—	—	320,000
Woori Asset Management Corp	196,825	—	—	196,825
Woori Venture Partners Co., Ltd.	336,439	—	—	336,439
Woori Private Equity Asset Management Co., Ltd.	57,797	—	—	57,797
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	24,206,017	—	—	24,206,017

(*)	During the current period, the Company acquired the residual interest (0.1%) of Woori Investment Securities Co., Ltd., to make it a wholly owned subsidiary.

10.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Prepaid expenses	430	315

Total	430	315

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

11.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2026		December 31, 2025
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bonds:
General bonds	2.19~4.25	1,770,000	2.19~4.25	1,720,000
Subordinated bonds	2.13~2.55	950,000	2.13~2.55	950,000

Sub-total		2,720,000		2,670,000
Deducted item:
Discounts on bonds		(2,363)		(2,475)

Total		2,717,637		2,667,525

12.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Asset retirement obligation	1,559	1,897

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Beginning balance	1,897	1,252
Amortization	11	13
Provision(Reversal) due to contract modification	(349)	590

Ending balance	1,559	1,855

13.	NET DEFINED BENEFIT ASSET

The Company’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes into account of projected earnings’ increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with a discount rate calculated based on the return on high quality corporate bond. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in profitability of high quality bonds	A decrease in profitability of high quality bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit asset are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Present value of defined benefit obligation	(17,263)	(16,255)
Fair value of plan assets	17,703	18,363

Net defined benefit asset	440	2,108

(2)

The amount recognized in profit or loss and total comprehensive income related to the defined benefit plan for the three-month periods ended March 31, 2026 and 2025 is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Current service cost	1,994	2,042
Net interest income	(31)	(20)

Cost recognized in net income	1,963	2,022

Remeasurements (*)	757	1,304

Cost recognized in total comprehensive income	2,720	3,326

(*)	The amount is before income tax effect.

14.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Other financial liabilities:
Accounts payable	647,096	57,333
Accrued expenses	31,524	34,990
Lease liabilities	2,754	3,499

Sub-total	681,374	95,822

Other liabilities:
Other miscellaneous liabilities	3,563	5,967

Total	684,937	101,789

15.	EQUITY

(1)	Details of equity as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Capital	3,802,676	3,802,676
Hybrid securities	3,710,228	3,710,228
Capital surplus	8,120,236	8,120,236
Other equity Treasury stock	(103,668)	(628)
Accumulated other comprehensive income	339	5,457
Other adjustments(*3)	—	(2,222)

Sub-total	(103,329)	2,607

Retained earnings (*1) (*2)	8,910,453	8,314,197

Total	24,440,264	23,949,944

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(*1)	The regulatory reserve for credit loss in retained earnings amounted to 3,525 million Won and 1,289 million Won as of March 31, 2026 and December 31, 2025 in accordance with the relevant regulation.
(*2)

The earned surplus reserve in retained earnings amounted to 667,700 million Won and 554,990 million Won as of March 31, 2026 and December 31, 2025 in accordance with the Article 53 of the Financial Holding Company Act.

(*3)	Other adjustments represent the difference between the book value of hybrid securities and the redemption amount.

(2)	The number of authorized shares and others of the Company are as follows:

	March 31, 2026	December 31, 2025
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	734,076,320 Shares	734,076,320 Shares
Capital stock (*)	3,802,676 million Won	3,802,676 million Won

(*)	Due to retirement of earnings, total par value of the shares issued and paid-in capital are different.

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	March 31, 2026	December 31, 2025
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	400,000
Securities in local currency	2024-06-19	—	4.27	400,000	400,000
Securities in local currency	2024-10-10	—	4.00	400,000	400,000
Securities in local currency	2025-05-13	—	3.45	400,000	400,000
Securities in local currency	2025-10-22	—	3.34	400,000	400,000
Issuance cost				(9,772)	(9,772)

Total				3,710,228	3,710,228

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from the date of issuance.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2026
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	5,918	(6,302)	1,733	1,349
Remeasurements of defined benefit plan	(461)	(757)	208	(1,010)

Total	5,457	(7,059)	1,941	339

	For the three-month period ended March 31, 2025
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	2,590	3,650	(964)	5,276
Remeasurements of defined benefit plan	(695)	(1,304)	344	(1,655)

Total	1,895	2,346	(620)	3,621

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial Holding Company Supervision Regulations, the Company calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2026	December 31, 2025
Beginning balance	3,525	1,289
Planned provision of regulatory reserve for credit loss	320	2,236

Ending balance	3,845	3,525

2)	Provision of regulatory reserve for credit loss, adjusted net income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the three-month periods ended March 31
	2026	2025
Net income before regulatory reserve	1,194,943	1,396,065
Provision for regulatory reserve for credit loss	320	690
Adjusted net income after the provision of regulatory reserve	1,194,623	1,395,375
Dividends to hybrid securities	(39,034)	(39,506)
Adjusted net income after regulatory reserve and dividends to hybrid securities	1,155,589	1,355,869
Adjusted EPS after regulatory reserve and dividends to hybrid securities (Unit: Korean Won)	1,576	1,827

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(6)	Changes in treasury stocks are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2026
	Beginning	Acquisition	Retirement	Ending
Number of shares	53,945	2,983,526	—	3,037,471
Book value	628	103,040	—	103,668

	For the three-month period ended March 31, 2025
	Beginning	Acquisition	Retirement	Ending
Number of shares	53,945	1,550,000	—	1,603,945
Book value	628	25,641	—	26,269

16.	DIVIDENDS

Dividends per share and the total dividends for the fiscal year ending December 31, 2025 were 760 Won and 557,431 million Won, respectively, approved at the regular general shareholders’ meeting held on March 23, 2026. The financial statements for the current period include these unpaid dividends, which were paid in April 2026.

17.	NET INTEREST INCOME

(1)	Details of interest income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Interest on due from banks	2,975	8,593
Other interest income	15	17

Total	2,990	8,610

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Interest on debentures	18,849	16,777
Other interest expense	11	13
Interest on lease liabilities	21	23

Total	18,881	16,813

18.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Fees and commissions income	443	459

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Fees and commissions paid	3,944	2,262
Others	3,516	2,978

Total	7,460	5,240

19.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

	For the three-month periods ended March 31
	2026	2025
Dividend income recognized from investments in subsidiaries	1,236,907	1,422,898
Dividend income recognized from FVTOCI	6,466	6,327

Total	1,243,373	1,429,225

(2)	Details of dividend income recognized from financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Dividend income recognized from assets held:
Hybrid securities	6,466	6,327

20.	PROVISION FOR IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Details of impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(655)	(404)

21.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2026	2025
Employee benefits	Short-term employee benefits	Salaries	10,107	8,248
		Employee fringe benefits	3,830	2,142
	Termination		1,963	2,022
	Share based payment		3,268	803

	Sub-total		19,168	13,215

Depreciation and amortization			1,087	1,465
Other general and administrative expenses	Rent		414	411
	Taxes and public dues		223	148
	Service charges		472	425
	Computer and IT related		1,489	1,801
	Telephone and communication		120	175
	Advertising		17	17
	Printing		11	18
	Traveling		265	78
	Supplies		29	28
	Insurance premium		64	51
	Reimbursement		184	236
	Vehicle maintenance		36	51
	Others		280	302

	Sub-total		3,604	3,741

	Total		23,859	18,421

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(2)	Share-based payment

Details of performance condition share-based payment granted to executives as of March 31, 2026 and December 31, 2025 are as follows:

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		15,831 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		0.00 years
Number of shares remaining	As of March 31, 2026	56,029 shares
	As of December 31, 2025	56,029 shares
Number of shares granted (*2)	As of March 31, 2026	56,029 shares
	As of December 31, 2025	56,029 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		27,713 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		0.00 years
Number of shares remaining	As of March 31, 2026	67,126 shares
	As of December 31, 2025	223,176 shares
Number of shares granted (*2)	As of March 31, 2026	67,126 shares
	As of December 31, 2025	223,176 shares
Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		31,892 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		0.75 years
Number of shares remaining	As of March 31, 2026	160,929 shares
	As of December 31, 2025	160,929 shares
Number of shares granted (*2)	As of March 31, 2026	160,929 shares
	As of December 31, 2025	160,929 shares

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		29,825 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		1.75 years
Number of shares remaining	As of March 31, 2026	194,569 shares
	As of December 31, 2025	194,569 shares
Number of shares granted (*2)	As of March 31, 2026	194,569 shares
	As of December 31, 2025	194,569 shares
Subject to		Shares granted for the year 2025
Type of payment		Cash-settled
Vesting period		January 1, 2025 ~ December 31, 2028
Date of payment		2029-01-01
Fair value (*1)		27,892 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		2.75 years
Number of shares remaining	As of March 31, 2026	173,273 shares
	As of December 31, 2025	173,273 shares
Number of shares granted (*2)	As of March 31, 2026	173,273 shares
	As of December 31, 2025	173,273 shares
Subject to		Shares granted for the year 2026
Type of payment		Cash-settled
Vesting period		January 1, 2026 ~ December 31, 2029
Date of payment		2030-01-01
Fair value (*1)		26,085 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.70%
Expected maturity date		3.75 years
Number of shares remaining	As of March 31, 2026	24,171 shares
	As of December 31, 2025	—
Number of shares granted (*2)	As of March 31, 2026	24,171 shares
	As of December 31, 2025	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date. This is a system in which the number of shares to be granted is determined based on the evaluation results of long-term performance indicators over a total of four years, including the current year, and the final cash compensation is made by reflecting the stock price at the time of payment. Performance is evaluated as long-term performance indication including relative shareholder return, net income, common equity tier1(CET1) ratio, return on equity (ROE), C/I ratio, non-performing loan ratio and job performance.

2)

The Company accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of March 31, 2026 and December 31, 2025 the book value of the liabilities related to the performance condition share-based payments recognized by the Company is 19,218 million Won and 19,807 million Won.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

22.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Other non-operating income	—	4
Other non-operating expense	—	(10)

Total	—	(6)

(2)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Lease change cancellation gain	—	3
Others	—	1

Total	—	4

(3)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Donations	—	10

Total	—	10

23.	INCOME TAX EXPENSE (INCOME)

Details of income tax expense(income) are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Current tax expense
Current tax expense with respect to the current period	—	—

Deferred tax expense (income)
Change in deferred tax assets (liabilities) due to temporary differences	(933)	1,965
Tax expense (income) directly attributable to equity	1,941	(620)

Sub-total	1,008	1,345

Income tax expense (income)	1,008	1,345

24.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the three-month periods ended March 31
	2026	2025
Net income	1,194,943	1,396,065
Dividends to hybrid securities	(39,034)	(39,506)
Net income attributable to common shareholders	1,155,909	1,356,559
Weighted average number of common shares outstanding (Unit: million shares)	733	742
Basic EPS (Unit: Korean Won)	1,577	1,828

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares) :

	For the three-month period ended March 31, 2026
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2026-01-01~2026-03-31	734,076,320	90	66,066,868,800
Treasury stock	2026-01-01~2026-03-31	(53,945)	90	(4,855,050)
Acquisition of treasury stock	2026-01-01~2026-03-31	(2,983,526)		(76,074,046)

	Sub-total (①)			65,985,939,704

Weighted average number of common shares outstanding (②=(①/90)				733,177,108

	For the three-month period ended March 31, 2025
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2025-01-01~2025-03-31	742,591,501	90	66,833,235,090
Treasury stock	2025-01-01~2025-03-31	(53,945)	90	(4,855,050)
Acquisition of treasury stock	2025-01-01~2025-03-31	(1,550,000)		(28,250,000)

	Sub-total (①)			66,800,130,040

Weighted average number of common shares outstanding (②=(①/90)				742,223,667

Diluted EPS is equal to basic EPS because there is no dilution effect for the three-month periods ended March 31, 2026 and 2025.

25.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Litigation case

As of March 31, 2026, the Company currently has one lawsuit as a defendant related to Woori Asset Trust Co., Ltd. stock trading payments. The lawsuit is in the second trial stage after winning the first trial, with a claim amount of 13,305 million Won. It is not possible to reasonably estimate the potential impact on the Company’s financial statements as of March 31, 2026.

(2)	Details of loan commitments with financial institutions are as follows (Unit: Korean Won in millions):

		March 31, 2026		December 31, 2025
	Financial institutions	Line of credit	Loan balance	Line of credit	Loan balance
Loans	Standard Chartered Bank Korea Ltd.	100,000	—	100,000	—

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

26.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of March 31, 2026 and December 31, 2025, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the three-month periods ended March 31, 2026 and 2025 are as follows:

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties	Title of account	March 31, 2026	December 31, 2025
Subsidiaries
Woori Bank	Cash and cash equivalents	1,485,933	489,321
	Other financial assets	678,642	649,783
	Allowance for credit losses	—	—
	Other financial liabilities	35,585	30,271
Woori Card Co., Ltd.	Other financial assets	33,910	17,367
	Other financial liabilities	466	292
Woori Financial Capital Co., Ltd.	Other financial assets	45,060	31,633
	Other financial liabilities	588	435
Woori Investment Securities Co., Ltd.	Other financial liabilities	32,356	23,285
Woori Asset Trust Co., Ltd.	Other financial assets	1,077	—
Woori Savings Bank	Other financial assets	3,671	2,702
	Other financial liabilities	8	—
Woori Asset Management Corp	Other financial assets	5,306	4,156
Woori Venture Partners Co., Ltd.	Other financial assets	1,016	707
	Other financial liabilities	8	—
Woori Private Equity Asset Management Co. Ltd.	Other financial assets	743	1
	Other financial liabilities	100	59
Woori F&I Co., Ltd.	Other financial liabilities	3,880	2,410
Woori Credit Information Co., Ltd.	Other financial assets	14	5
	Other financial liabilities	37	—
Woori Fund Service Co., Ltd.	Other financial assets	968	638
	Other financial liabilities	2	—
Woori FIS Co., Ltd.	Other financial assets	54	50
	Other financial liabilities	665	448
Woori Finance Research Institute Co., Ltd.	Other financial assets	111	100
	Other financial liabilities	1	3,395
ABL Life Insurance Co., Ltd.	Other financial liabilities	20,256	—

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(2)	Major gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

		For the three-month periods ended March 31
Related party	Title of account	2026	2025
Subsidiaries
Woori Bank	Interest income	2,476	8,068
	Fees and commissions income	443	459
	Dividend income	1,164,932	1,352,524
	Interest expenses (*)	17	17
	Fees and commissions expense	3	2
	Provision of impairment loss due to credit loss	—	157
	General and administrative expenses (*)	1,039	1,248
Woori Card Co., Ltd.	Dividend income	34,222	33,544
Woori Financial Capital Co., Ltd.	Dividend income	31,861	30,441
	Interest expenses (*)	3	4
	General and administrative expenses (*)	67	57
Woori Asset Management Corp	Dividend income	5,622	3,540
Woori Venture Partners Co., Ltd.	Dividend income	5,200	7,300
Woori Credit Information Co., Ltd.	Dividend income	260	484
Woori Fund Service Co., Ltd.	Dividend income	1,276	1,392
Woori FIS Co., Ltd.	General and administrative expenses	1,354	1,637
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	2,270	2,165
Associates of subsidiaries
W Service Networks Co., Ltd.	General and administrative expenses	33	57

(*)	The depreciation of right-of-use assets and interest expense of lease liabilities arising from lease transactions during the current term and prior term are included.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(3)	The details of the right-of-use assets and lease liabilities due to lease transactions with related parties as of March 31, 2026 and December 31, 2025 are as follows (Unit: Korea Won in millions):

Related parties		Title of account	March 31, 2026	December 31, 2025
Subsidiary	Woori Bank	Right-of-use assets	1,910	2,895
		Lease liabilities (*)	2,207	2,906
	Woori Financial Capital Co., Ltd.	Right-of-use assets	384	405
		Lease liabilities (*)	414	435

(*)	Cash outflows of lease liabilities redemption for the years ended March 31, 2026 and 2025 are 785 million Won and 731 million Won, respectively.

(4)	The details of loan and borrowing transactions with related parties for the three-month periods ended March 31, 2026 and 2025 are as follows (Unit: Korea Won in millions):

			For the three-month period ended March 31, 2026
Related parties		Title of account	Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Deposit (*)	465,000	934,000	490,000	909,000

(*)	Excludes due from banks without withdrawal limitations.

			For the three-month period ended March 31, 2025
Related parties		Title of account	Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Deposit (*)	1,274,000	2,401,000	1,680,000	1,995,000

(*)	Excludes due from banks without withdrawal limitations.

(5)	The details of equity-related transactions with related parties are as follows (Unit: Korean Won in million) :

		For the three-month period ended March 31, 2026
Related parties		Acquisition of interests and contribution(*2)
Subsidiary	Woori Investment Securities Co., Ltd.(*1)	1,629

(*1)	During the current period, the Company acquired the interest (0.1%) of Woori Investment Securities Co., Ltd., to make it a wholly owned subsidiary.
(*2)	The book value related to equity can be referred to in Note 6 and Note 9.

For the three-month period ended March 31, 2025
Related parties		Acquisition of contribution (*)
Subsidiary	—	—

(*)	The book value related to equity can be referred to in Note 6 and Note 9.

WOORI FINANCIAL GROUP INC.

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2026 AND 2025 (UNAUDITED)

(6)	There are no guarantees provided to the related parties. The unused commitments and payment guarantees provided from the related parties are as follows (Unit: Korean Won in millions):

Related parties		March 31, 2026	December 31, 2025	Warranty
Subsidiary	Woori Card Co., Ltd.	739	647	Unused loan commitment

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2026	2025
Short-term employee salaries	1,533	1,139
Retirement benefit service costs	43	19
Share-based compensation	2,648	654

Total	4,224	1,812

Key management includes registered executives and non-registered executives. The Company has not recognized any outstanding assets, allowance and related impairment loss due to credit losses from transaction with key management as of March 31, 2026 and December 31, 2025. Liabilities related to key management compensation are 18,337 million Won and 20,063 million Won as of March 31, 2026 and December 31, 2025, respectively.

27.	EVENTS AFTER THE REPORTING PERIOD

(1)

On April 24, 2026, the Board of Directors has declared to pay a quarterly dividend of 220 Won per share (total dividend of 160,541 million Won), with the record date set as of May 11, 2026, and the dividends will be paid on May 29, 2026.

(2)

Woori Investment Securities Co., Ltd., a subsidiary of the Company, resolved at its Board of Directors’ meeting held on April 24, 2026 to conduct a 1,000,000 million Won rights offering, with all newly issued shares allocated to the Company. The Company completed the payment of the subscription proceeds on May 4, 2026.

(3)

On April 29, 2026, the Company entered into a share exchange agreement with its subsidiary, Tongyang Life Insurance Co., Ltd. Pursuant to the agreement, as of the share exchange date (scheduled for August 11, 2026), the Company will deliver 0.2521056 shares of its common stock for each common share of Tongyang Life Insurance Co., Ltd. to the shareholders of Tongyang Life Insurance Co., Ltd., other than the Company.